November 8, 2006

Securities and Exchange Commission

Office of Emerging Growth Companies

100 F Street, North East

Washington, D.C. 20549

Attention: Mr. Raj Rajan

  Re: PSS World Medical, Inc.

SEC File No. 000-23832
Supplemental letter dated September 27, 2006

Dear Mr. Rajan,

This letter sets forth in detail the response of PSS World Medical, Inc. (the “Company”) to the staff’s comments indicated in your letter dated October 19, 2006. We have incorporated the following revised disclosures in our Quarterly Report on Form 10-Q for the three months ended September 29, 2006 which was filed with the Securities and Exchange Commission on November 8, 2006. We would greatly appreciate a prompt response to this letter.

For your convenience, we have included your comments and questions as originally set forth in your letter in bold lettering.

Form 10-K for the Fiscal Year Ended March 31, 2006 filed May 26, 2006

General

1.

We note your responses to our comment letter dated August 30, 2006. You state in your response that you will include the revised disclosures in future annual reports. Please tell us how you reached this conclusion, considering the significance of the disclosures and the need to provide such revised disclosures on a timely basis. Based on the information provided in your supplemental response, we note that the change in accounting estimate for the useful life of the computer equipment and the reversal of the valuation allowance for the management loan materially affected your reported net income. As discussed in Item 303(a) of Regulation S-K, the impact of any unusual or infrequent events or transactions that materially affected the amount of reported income from continuing operations should be specifically discussed in MD&A. Accordingly, we believe that you should amend the Form 10-K for the year ended March 31, 2006 to provide additional disclosures regarding these transactions. If you continue to believe that amendment of the previously filed Form 10-K is not required, tell us how you concluded that the additional disclosures are not material to investors and can be provided through additional disclosures in a filing that will not be made for approximately six months. We may have additional comments after reviewing your response.

Response:

We acknowledge the staff’s comment, however, we do not believe that it is necessary to amend our 2006 Form 10-K to include the additional disclosures as we do not believe they are material. Management believes the additional disclosures are not material because the underlying transactions are not material to the financial statements taken as a whole and the additional disclosures do not have a financial impact on the balance sheet or statement of operations. Management believes investors were made aware of the transactions and their affect on reported results of operations through our prior disclosures in our periodic reports as well as in our press releases and on our earnings conference calls. Management believes the additional disclosures serve to clarify some of the factors, in more detail, leading to the accounting conclusions made by management. For example, our additional disclosure regarding the estimated life of our computer equipment, in part, clarifies that we extended the useful life by 40 months not 120 months and sets forth some of the factors management considered when making this decision.

As we discussed with you on October 30, 2006, we have included the additional disclosures in our Form 10-Q filed today and we will also include these disclosures in our Form 10-K for our 2007 fiscal year. Management believes that the additional disclosures are appropriately incorporated in our second quarter Form 10-Q since the transactions in question occurred during the six months ended September 30, 2005.

Note 2 – Summary of significant accounting policies - property and equipment, page F-9

2.

We note your response to prior comment two. Please revise the notes to the financial statements to include the revised disclosures noted in your response, as required by paragraph 33 of APB 20. In addition, please expand your discussion to elaborate the reasons for the change, clarify the extent of change in estimated life, why you believe the change in estimate is appropriate and disclose its effect on your financial statements. We note that your supplemental response indicates that the estimated useful lives were extended by 40 months, from 80 months to 120 months, while your disclosure appears to indicate that the useful lives were extended by 120 months. Revise your disclosures in MD&A as appropriate.

Response:

The following disclosure was added to Footnote 1, Basis of Presentation, in the Form 10-Q for the three months ended September 29, 2006.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives of the respective classes of assets.

Useful Life

Equipment	2 to 15 years
Capitalized internal-use software costs	5 to 15 years
Computer hardware and software	3 to 15 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Management is required to use judgment in determining the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company’s business model, changes in the Company’s business strategy, or changes in the planned use of property and equipment could result in the actual useful lives differing from the Company’s current estimates. In those cases where the Company determines that the useful life of property and equipment should be shortened or extended, the Company would depreciate the net book value in excess of the estimated salvage value over its revised remaining useful life.

During fiscal year 2005, management reviewed the estimated useful lives of certain computer hardware and software in connection with completing the implementation of the JD Edwards enterprise resource planning (“ERP”) system. Based on this review, management revised the estimated useful lives of certain assets after considering (i) the Company’s historical use of its prior ERP systems, (ii) future plans for the JD Edwards ERP system, (iii) expected enhancements, and (iv) expected ongoing product support, enhancements, and maintenance commitments from the vendor. Management believed this change in estimate was appropriate given the Company’s commitment to and invested capital in the customization and future use of the JD Edwards ERP platform. As a result, the remaining estimated useful lives of certain computer hardware and software with a carrying value of approximately $27,434 were extended on March 23, 2005 to coincide with the expected service life of the assets in accordance with Accounting Principles Board Opinion No. 20, Accounting Changes. The weighted average remaining useful life of the assets prior to the change in estimate was approximately 80 months and the change in estimate lengthened the estimated useful lives by approximately 40 months. This change in estimate decreased depreciation expense $532, net of tax, or approximately $0.01 diluted earnings per share, for the six months ended September 30, 2006 and $1,063, net of tax, or approximately $0.02 diluted earnings per share, for the fiscal year ended March 31, 2006. Computer hardware and software that is capitalized subsequent to this change in estimate will continue to be depreciated over a period ranging from 3 to 10 years.

The Company capitalizes the following costs associated with developing internal-use computer software: (i) external direct costs of materials and services consumed in developing or obtaining internal-use computer software; (ii) certain payroll and payroll-related costs for Company employees who are directly associated with the development of internal-use software, to the extent of the time spent directly on the project; and (iii) interest costs incurred while developing internal-use computer software. Internal-use software costs capitalized subsequent to March 23, 2005 is being amortized over the estimated useful lives of the software, ranging from 5 to 10 years.

Statement of Financial Accounting Standards (“SFAS”) No. 34, Capitalization of Interest Cost, requires the capitalization of interest cost as a part of the historical cost of acquiring certain assets, such as assets that are constructed or produced for a company’s own use. The amount of capitalized interest during the six months ended September 29, 2006 and September 30, 2005 was approximately $126 and $339, respectively.

Gains or losses upon retirement or disposal of property and equipment are recorded in other income in the accompanying consolidated statements of operations. Normal repair and maintenance costs that do not substantially extend the life of the property and equipment are expensed as incurred.

In addition, we revised our Critical Accounting Policies within Management’s Discussion and Analysis of Financial Condition and Results of Operations to incorporate the revised disclosures as follows.

Estimating Useful Lives of Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the following estimated useful lives.

Useful Life

Equipment	2 to 15 years
Capitalized internal-use software costs	5 to 15 years
Computer hardware and software	3 to 15 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives. Management is required to use judgment in determining the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company’s business model, changes in the Company’s business strategy, or changes in the planned use of property and equipment could result in the actual useful lives differing from the Company’s current estimates. In those cases where the Company determines that the useful life of property and equipment should be shortened or extended, the Company would depreciate the net book value in excess of the estimated salvage value over its revised remaining useful life.

During fiscal year 2005, management reviewed the estimated useful lives of certain computer hardware and software in connection with completing the implementation of the JD Edwards enterprise resource planning (“ERP”) system. Based on this review, management revised the estimated useful lives of certain assets after considering (i) the Company’s historical use of its prior ERP systems, (ii) future plans for the JD Edwards ERP system, (iii) expected enhancements, and (iv) expected ongoing product support, enhancements, and maintenance commitments from the vendor. Management believed this change in estimate was appropriate given the Company’s commitment to and invested capital in the customization and future use of the JD Edwards ERP platform. As a result, the remaining estimated useful lives of certain computer hardware and software with a carrying value of approximately $27.4 million were extended on March 23, 2005 to coincide with the expected service life of the assets in accordance with Accounting Principles Board Opinion No. 20, Accounting Changes. The weighted average remaining useful life of the assets prior to the change in estimate was approximately 80 months and the change in estimate lengthened the estimated useful lives by approximately 40 months. This change in estimate decreased depreciation expense by $1.1 million, net of tax, or approximately $0.02 diluted earnings per share for the fiscal year ended March 31, 2006.

Note 2- Summary of significant accounting policies – accounts pay able, page F-11

3.	As stated in your response to prior comment three, please the revise the notes as appropriate.

Response:

The following disclosure was added to Footnote 1, Basis of Presentation, in the Form 10-Q for the three months ended September 29, 2006.

Accounts Payable

Outstanding checks in excess of cash balances available for a legal right of offset are reclassified to accounts payable. Amounts reclassified to accounts payable were approximately $23,761 and $25,600 at September 29, 2006 and March 31, 2006, respectively.

Note 5- Notes receivable, Page F-21

4.

We note your response to prior comment seven. Please revise the notes to the financial statements to include your policy on the timing and methodology relating to evaluation of the notes receivable. As stated in your response, disclose here and in MD&A how you determined that the valuation allowance on the notes receivable was first required in 2003 and why you believe that the reversal of the entire valuation allowance in 2005 was appropriate. Disclose the specific facts and circumstances that enabled management to conclude that the reversal of the valuation allowance should be recorded during the quarter ended July 1, 2005, as opposed to any earlier or subsequent period. Discuss the significance of this estimate and its impact on the financial statements in your critical accounting policies.

Response:

The following disclosure was added to Footnote 8, Notes Receivable, in the Form 10-Q for the three months ended September 29, 2006.

The Company has two notes receivable (the “Loans”), which bear interest at the applicable Federal rate for long-term obligations, outstanding from its former chairman and chief executive officer. One Loan is unsecured and the other Loan is secured by a split-dollar life insurance policy. Management reviews the realization of the Loans on a quarterly basis based on current facts and circumstances known at the valuation date.

As part of the Company’s periodic review of the carrying amount of the Loans during the three months ended September 27, 2002, management and the Board of Directors determined that an allowance for doubtful accounts of $2,939 was required on the unsecured Loan after communication with the former chairman and chief executive officer regarding his financial condition and other due diligence procedures performed by management. Subsequently, during the three months ended July 1, 2005, new facts and circumstances were obtained by management and the Board of Directors that indicated the former chairman and chief executive officer’s financial condition had improved. In addition, the Company received a payment of approximately $279 during this period for past due interest. These factors as well as direct communication with the former chairman and chief executive officer during this period led to a determination by management and the Board of Directors that the allowance for doubtful accounts was no longer required for the unsecured loan. Therefore, general and administrative expenses were reduced $2,939 during the three months ended July 1, 2005, which increased net income $1,825.

The Company received a cash interest payment of $128 and $279 during the three months ended June 30, 2006 and July 1, 2005, respectively. Interest income, included in interest and investment income in the accompanying consolidated statements of operations, for the three months ended September 29, 2006 and September 30, 2005 was approximately $45 and $46, respectively. Interest income for the six months ended September 29, 2006 and September 30, 2005 was approximately $87 and $93, respectively. The following table indicates the balance sheet classification of the gross amount of the outstanding principal and accrued interest for the Loans at September 29, 2006 and March 31, 2006.

	Outstanding Principal	Accrued Interest

As of September 29, 2006:
Prepaid expenses and other	$2,737	$ 53
Other noncurrent assets	997	298
Total	$3,734	$351
As of March 31, 2006:
Prepaid expenses and other	$ --	$118
Other noncurrent assets	3,734	275
Total	$3,734	$393

Loan 1, which was issued in September 1997 and amended during fiscal year 2003, matures on September 16, 2007 (“Maturity Date”). Principal payments are not required under the agreement until the Maturity Date. Interest payments due prior to May 2003 are deferred until the Maturity Date and interest payments are required at least annually after May 2003. Loan 2, which was issued in January 2001, matures on the earlier of (i) the death of the former chairman and chief executive officer or (ii) the termination of a split-dollar agreement. Payments of both principal and interest are due upon maturity. As of September 29, 2006, there were no past due principal or interest payments outstanding under the Loans.

In addition, we revised our Critical Accounting Policies within Management’s Discussion and Analysis of Financial Condition and Results of Operations to incorporate the revised disclosures as follows.

Notes Receivable

Notes receivable consist of amounts owed to the Company and are stated at cost, which approximates fair value. The Company’s outstanding notes receivable are exposed to credit risk and valuation allowances are established for estimated losses resulting from non-collection of outstanding amounts. The valuation allowances include specific amounts for those notes considered uncollectible and general allowances for delinquent notes. Specific allowances are provided for unsecured notes deemed uncollectible based on facts and circumstances known to management, such as the financial condition of the note holder. Estimates are used to determine the general valuation allowances and are generally based on historical collection results, the current status of the notes, and the credit-worthiness of the note holders. Management reviews the adequacy of the valuation allowances for notes receivable on a periodic basis and adjustments are made, if needed, based on current facts and circumstances known at the valuation date.

The Company has two notes receivable (the “Loans”), which bear interest at the applicable Federal rate for long-term obligations, outstanding from its former chairman and chief executive officer. One Loan is unsecured and the other Loan is secured by a split-dollar life insurance policy. Management reviews the realization of the Loans on a quarterly basis based on current facts and circumstances known at the valuation date.

As part of the Company’s periodic review of the carrying amount of the Loans during the three months ended September 27, 2002, management and the Board of Directors determined that an allowance for doubtful accounts of $2.9 million was required on the unsecured Loan after communication with the former chairman and chief executive officer regarding his financial condition and other due diligence procedures performed by management. Subsequently, during the three months ended July 1, 2005, new facts and circumstances were obtained by management and the Board of Directors that indicated the former chairman and chief executive officer’s financial condition had improved. In addition, the Company received a payment of approximately $0.3 million during this period for past due interest. These factors as well as direct communication with the former chairman and chief executive officer during this period led to a determination by management and the Board of Directors that the allowance for doubtful accounts was no longer required for the unsecured loan. Therefore, general and administrative expenses were reduced $2.9 million during the three months ended July 1, 2005, which increased net income $1.8 million.

5.

With respect to part (iii) of your response to prior comment seven, it appears likely that a significant portion of the increase in the value of the former officer’s holdings in the Company’s stock, as well as some portion of the purchases of Company stock by the former officer, occurred in periods prior to the quarter ended July 1,2005. Please clarify what new information was evaluated by management during its quarterly analysis that enabled it to determine that the valuation allowance should be reversed during the quarter ended July 1, 2005, as opposed to any earlier period.

Response:

See Response to Question #4 above.

6.

We note your response to prior comment eight. As stated in your response, please revise Note 5 to disclose the amounts relating to accrued interest and loan receivables reflected in current assets and long term assets.

Response:

See Response to Question #4 above.

If you have any questions regarding the foregoing or comments on our proposed revisions to the disclosures, please do not hesitate to contact the undersigned at (904) 332-4172 or Kevin English at (904) 332-3364.

Very truly yours,

/s/ David M. Bronson

Executive Vice President and Chief Financial Officer